Exhibit (a)(1)

TEL – AVIV, July 16, 2007 – Scopus Video Networks Ltd. (NASDAQ: SCOP). On July 6, 2007, Optibase Ltd. (“Optibase”) issued a tender offer to acquire 678,000 shares representing approximately 5% of the voting shares of Scopus Video Networks Ltd. (the “Company”) for $5.25 per share. Optibase currently owns approximately 22.5% of Scopus and if successful with the tender offer would increase their holdings to 27.6% of the Company voting shares.

After careful consideration by the Board of Directors (the “Board”), including a thorough review of the Optibase’s offer with the Company’s independent financial and legal advisors, the Board has unanimously determined that the Optibase’s offer is inadequate and not in the best interests of its shareholders. The Board believes that Optibase offer, which represents only a 5.8 per cent premium to the Company market price on July 5, 2007, substantially undervalues the Company and its unique market position.

Accordingly, the Board of Directors unanimously recommends that shareholders reject the offer and not tender their shares pursuant to the offer and file an objection notice.

The Board of Directors of the Company retained Thomas Weisel Partners LLC to act as its independent financial advisors in connection with any review of various strategic opportunities.

The Company announced today that it is filing with the Securities and Exchange Commission (SEC), a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company’s formal recommendation with respect to Optibase’s offer. Additional information with respect to the Board’s decision to recommend that shareholders reject Optibase’s offer and the matters considered by the Board in reaching such decision is contained in the Schedule 14D-9. The Company’s shareholders are strongly advised to read the Board’s recommendation and the Company’s Schedule 14D-9, which will be available free at the SEC’s website at www.sec.gov and at the Company’s website at www.scopus.net under “Investors”.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.